

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 28, 2009

Roger A. May
Principal Financial Officer
NGA Holdco, LLC
22 Waterway Avenue, Suite 150
The Woodlands, Texas 77380

> **RE:** **NGA Holdco, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-52734**

Dear Mr. May:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                             Sincerely,

                             Rufus Decker
                             Accounting Branch Chief